COMMON STOCK AND WARRANT PURCHASE AGREEMENT

This Common Stock and Warrant Purchase Agreement (this "Agreement"), is made as of March 25, 2015, by and between **Searchlight Minerals Corp.**, a Nevada corporation (the "Company"), and **Luxor Capital Partners, LP** (the "Investor").

RECITALS:

A.   The Company and the Investor are executing and delivering this Agreement in reliance upon the exemption from securities registration afforded by Section 4(a)(2) of the Securities Act of 1933, as amended (the "Securities Act"), and Rule 506 of Regulation D ("Regulation D") as promulgated by the United States Securities and Exchange Commission (the "SEC") under the Securities Act.

B.   The Investor wishes to purchase and the Company wishes to sell, upon the terms and conditions stated in this Agreement, Four Million Two Hundred and Fifty Thousand (4,250,000) "Units" of the Company's securities at a purchase price of $0.3529 per Unit. Each Unit consists of:

- One (1) share (the "Shares") of the Company's common stock, $0.001 par value per share (the "Common Stock"); and

- One (1) common stock purchase warrant, where each full warrant will entitle the warrant holder to purchase one (1) share of the company's Common Stock, at an exercise price (the "Warrant Exercise Price") of $0.50 per share (the "Warrants," and as exercised, collectively, the "Warrant Shares"), in the form attached hereto as Exhibit A. Such Warrants will expire five years from the date of issuance.

The Shares, the Warrants and the Warrant Shares collectively are referred to herein as the "Securities".

C.   The Company intends to use the proceeds from the sale of the Securities to Investor for working capital purposes.

NOW, THEREFORE, the Company and the Investor hereby agree as follows:

SECTION 1

Purchase, Sale and Issuance of Units

1.1   *Sale and Issuance of Units*. Subject to the terms and conditions of this Agreement, at the Closing (as defined below), the Investor agrees to purchase, and the Company agrees to sell and issue to the Investor, the Units.

1.2   *Purchase Price*. The purchase price for the Units shall be $0.3529 per Unit (the "Per Unit Price") for an aggregate purchase price of One Million Five Hundred Thousand U.S. Dollars ($1,500,000.00) (the "Purchase Price").

SECTION 2

Closing Date and Delivery

2.1   *Closing*. The purchase, sale and issuance of the Units shall take place at a closing (the "Closing") at the offices of Baker & Hostetler LLP, 11601 Wilshire Blvd., Suite 1400, Los Angeles, California 90025, on March 25, 2015, or at such other location or time or on such other date as the parties may agree.   The date on which the Closing will occur is referred to herein as the "Closing Date."

2.2   *Closing Deliveries*. At the Closing, (i) the Investor shall pay the Company the Purchase Price by wire transfer of immediately available funds in accordance with the Company's written wire instructions, and (ii) the Company shall deliver to the Investor: (a) one or more stock certificates evidencing the Shares duly executed on behalf of the Company and registered in the name of the Investor, (b) a Warrant pursuant to which the Investor shall have the right to acquire the Warrant Shares, in the form of Exhibit A attached hereto, duly executed by the Company, and (c) the Registration Rights Agreement, dated the date hereof, among the Company and the Investor, in the form of Exhibit B attached hereto ("Registration Rights Agreement"), duly executed by the Company.

SECTION 3

Representations and Warranties of the Company

The Company hereby represents and warrants to the Investor that, except as disclosed in the Annual Report on Form 10-K of Company for the year ended December 31, **[2013]** (the "Company Form 10-K") and the Quarterly Reports on Form 10-Q and the Current Reports on Form 8-K of the Company (the "Company SEC Filings"), in each case, filed from the date of the filing of the Company Form 10-K to the date of this Agreement, which Company SEC Filings shall be deemed a part hereof and shall qualify any representation or otherwise made herein, the following representations and warranties are true and complete as of the date of this Agreement and shall be true and complete as of the Closing Date.

3.1   *Due Incorporation, Qualification, etc*. The Company (i) is a corporation duly organized, validly existing and in good standing under the laws of the State of Nevada; (ii) has the power and authority to own, lease and operate its properties and carry on its business as now conducted; and (iii) is duly qualified, licensed to do business and in good standing as a foreign corporation in each jurisdiction where the failure to be so qualified or licensed could reasonably be expected to have a Material Adverse Effect. For the purposes of this Agreement, "Material Adverse Effect" shall mean any effect on the business, operations, properties or financial condition of the Company that is material and adverse to the Company and its subsidiaries and affiliates, taken as a whole, and/or any condition, circumstance, or situation that would prohibit or otherwise materially interfere with the ability of the Company to enter into and perform any of its obligations under this Agreement.

3.2   *Authority*. The execution, delivery and performance by the Company of this Agreement, the Warrant, the Registration Rights Agreement and all such other documents required by the terms of this Agreement to be executed by the Company (collectively, the "Transaction Documents") and the consummation of the transactions contemplated hereby and

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thereby (i) are within the power of the Company and (ii) have been duly authorized by all necessary actions on the part of the Company.

3.3   *Enforceability*. Each Transaction Document has been, or will be, duly executed and delivered by the Company and constitutes, or will constitute, a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

3.4   *Non-Contravention*. The execution and delivery by the Company of the Transaction Documents and the performance and consummation of the transactions contemplated thereby do not and will not (i) violate the Company's Articles of Incorporation or Bylaws, as the case may be ("Charter Documents"), or any material judgment, order, writ, decree, statute, rule or regulation applicable to the Company; (ii) violate any provision of, or result in the breach or the acceleration of, or entitle any other Person to accelerate (whether after the giving of notice or lapse of time or both), any material mortgage, indenture, agreement, instrument or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, revocation, impairment, forfeiture, or nonrenewal of any material permit, license, authorization or approval applicable to the Company, its business or operations, or any of its assets or properties. For the purposes of this Agreement, "Person" shall mean and include an individual, a partnership, a corporation (including a business trust), a joint stock company, a limited liability company, an unincorporated association, a joint venture or other entity or a governmental authority.

3.5   *Litigation*. No actions (including, without limitation, derivative actions), suits, proceedings or investigations are pending or, to the knowledge of the Company, threatened against the Company at law or in equity in any court or before any other governmental authority that seeks to enjoin, either directly or indirectly, the execution, delivery or performance by the Company of this Agreement or the transactions contemplated thereby.

3.6   *SEC Reports*. The Company has filed all reports, schedules, forms, statements and other documents required to be filed by it with the SEC (the "SEC Documents") pursuant to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). As of their respective filing dates, the SEC Documents complied in all material respects with the requirements of the Exchange Act and other federal, state and local laws, rules and regulations applicable to it, and, as of their filing dates, the SEC Documents did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of the Company included in the SEC Documents comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto.

3.7   *Issuance of Shares*. The Shares and the Warrants to be issued under this Agreement have been or will be (prior to issuance to the Investor hereunder) duly authorized by all necessary corporate action and, when paid for or issued in accordance with the terms hereof, the Shares shall be validly issued and outstanding, fully paid and nonassessable, and the Investor shall be entitled to all rights accorded to a holder of Common Stock. Furthermore, the Company

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shall have duly authorized by all necessary corporate action, the Investor to purchase the Shares without being deemed to be an "Acquiring Person" under that certain Rights Agreement dated August 24, 2009, by and among the Company and Empire Stock Transfer Inc., a Nevada corporation, as Rights Agent.

3.8   *General Solicitation*. Neither the Company, nor any of its affiliates, nor any Person acting on its or their behalf, has engaged in any form of general solicitation or general advertising (within the meaning of Regulation D promulgated under the Securities Act) in connection with the offer or sale of the Shares or Warrants.

SECTION 4

Representations and Warranties of the Investor

The Investor hereby represents and warrants to the Company that the following representations and warranties are true and complete as of the date of this Agreement and shall be true and complete as of the Closing Date:

4.1   *Authority and Binding Obligation*. The Investor is an entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization. The execution, delivery and performance by the Investor of the Transaction Documents, and the consummation of the transactions contemplated hereby and thereby (i) are within the power of the Investor and (ii) have been duly authorized by all necessary corporate or similar actions on the part of the Investor. Each Transaction Document has been, or will be, duly executed and delivered by the Investor and constitutes, or will constitute, a legal, valid and binding obligation of the Investor, enforceable against the Investor in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

4.2   *No Public Sale or Distribution*. The Investor understands that the Shares are "restricted securities" and have not been registered under the Securities Act or any applicable state securities law, and the Investor is acquiring the Shares in the ordinary course of business for its own account and not with a view towards, or for resale in connection with, the public sale or distribution thereof, except pursuant to sales registered or exempted under the Securities Act, and the Investor does not have a present arrangement to effect any distribution of the Shares to or through any person or entity.

4.3   *Securities Law Compliance*. The Investor understands that the Shares are being offered and sold to it in reliance on specific exemptions from the registration requirements of United States federal and state securities laws and that the Company is relying in part upon the truth and accuracy of, and the Investor's compliance with, the representations, warranties, agreements, acknowledgments and understandings of the Investor set forth herein in order to determine the availability of such exemptions and the eligibility of the Investor to acquire the Shares. The Investor has such knowledge and experience in financial and business matters that the Investor is capable of evaluating the merits and risks of such investment, is able to incur a complete loss of such investment and is able to bear the economic risk of such investment for an indefinite period of time. At the time the Investor was offered the Shares, it was, and at the date

hereof it is, an "accredited investor" as such term is defined in Rule 501 of Regulation D under the Securities Act.

4.4   ***Access to Information***. The Investor and its advisors, if any, have been furnished with all materials relating to the business, finances and operations of the Company and materials relating to the offer and sale of the Shares and Warrants which have been requested by the Investor. The Investor and its advisors, if any, have been afforded the opportunity to ask questions of the Company. Neither such inquiries nor any other due diligence investigations conducted by the Investor or its advisors, if any, or its representatives shall modify, amend or affect the Investor's right to rely on the Company's representations and warranties contained herein. The Investor has sought such accounting, legal and tax advice as it has considered necessary to make an informed investment decision with respect to its acquisition of the Shares.

4.5   ***No Governmental Review***. The Investor understands that no United States federal or state agency or any other government or governmental agency has passed on or made any recommendation or endorsement of the Shares or the fairness or suitability of the investment in the Shares nor have such authorities passed upon or endorsed the merits of the offering of the Shares.

4.6   ***Transfer or Resale***. The Investor understands that, except as provided in the Registration Rights Agreement: (i) the Securities have not been and are not being registered under the Securities Act or any state securities laws, and may not be offered for sale, sold, assigned or transferred unless (a) subsequently registered thereunder, (b) the Investor shall have delivered to the Company an opinion of counsel, in a form reasonably acceptable to the Company, to the effect that such Securities to be sold, assigned or transferred may be sold, assigned or transferred pursuant to an exemption from such registration, or (c) the Investor provides the Company with reasonable assurance that such Securities can be sold, assigned or transferred pursuant to Rule 144 or Rule 144A promulgated under the Securities Act (collectively, "Rule 144"); (ii) any sale of the Securities made in reliance on Rule 144 may be made only in accordance with the terms of Rule 144 and further, if Rule 144 is not applicable, any resale of the Securities under circumstances in which the seller (or the Person through whom the sale is made) may be deemed to be an underwriter (as that term is defined in the Securities Act) may require compliance with some other exemption under the Securities Act or the rules and regulations of the SEC thereunder; and (iii) neither the Company nor any other Person is under any obligation to register the Securities under the Securities Act or any state securities laws or to comply with the terms and conditions of any exemption thereunder.

4.7   ***Legends***. The Investor understands that the certificates or other instruments representing the Shares and the Warrants and the stock certificates representing the Warrant Shares, shall bear any legend as required by the "blue sky" laws of any state and a restrictive legend in substantially the following form (and a stop-transfer order may be placed against transfer of such stock certificates):

> "[NEITHER THE ISSUANCE AND SALE OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE NOR THE SECURITIES INTO WHICH THESE SECURITIES ARE EXERCISABLE HAVE BEEN] [THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN] REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY APPLICABLE

605991730.5

STATE SECURITIES LAWS. THE SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED OR ASSIGNED (I) IN THE ABSENCE OF (A) AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR (B) AN OPINION OF COUNSEL, IN A FORM REASONABLY ACCEPTABLE TO THE COMPANY, THAT REGISTRATION IS NOT REQUIRED UNDER SAID ACT OR (II) UNLESS SOLD PURSUANT TO RULE 144 UNDER SAID ACT."

4.8 ***Broker-Dealer Status***. The Investor is a not a registered broker-dealer or an affiliate of any registered broker-dealer, and is not required to be registered as a broker-dealer under Section 15 of the Exchange Act.

4.9 ***Residence***. The Investor is a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended (the "Code")). The Investor's subscription and payment for and continued beneficial ownership of the Shares will not violate any applicable securities or other laws of the Investor's jurisdiction.

SECTION 5

Certain Agreements

5.1 ***SEC Filings***. Following the Closing, each of the Company and the Investor agrees to file within the time periods specified by the Exchange Act and the rules promulgated thereunder, all forms, schedules, statements and other documents required to be filed by such party by the Exchange Act and the rules promulgated thereunder in connection with the sale of the Shares. The Company may request the Investor to furnish the Company with such information with respect to the Investor as the Company may from time to time reasonably request in writing or as shall be required by law or by the SEC, and the Investor agrees to furnish the Company with such information.

SECTION 6

Conditions to the Investor's Obligation to Close

The Investor's obligations at the Closing are subject to the fulfillment, on or prior to the Closing Date, of all of the following conditions, any of which may be waived in whole or in part by the Investor:

6.1 ***Representations and Warranties***. Except for representations and warranties that are expressly made as of a particular date, the representations and warranties of the Company in this Agreement shall be true and correct in all material respects as of the date when made and as of the Closing Date as though made at that time.

6.2 ***Performance***. The Company shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by the Investor on or before the Closing.

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6.3   *Governmental Approvals and Filings*. The Company shall have obtained all governmental approvals required in connection with the lawful sale and issuance of the Shares and the Warrants.

6.4   *No Litigation*. No action, suit or proceeding before any arbitrator or any governmental authority shall have been commenced, and no investigation by any governmental authority shall have been threatened, against the Company or any of the officers, directors or affiliates of the Company seeking to restrain, prevent or change the transactions contemplated by this Agreement, or seeking damages in connection with such transactions.

6.5   *Transaction Documents*. The Company shall have duly executed and delivered each of the Transaction Documents to the Investor.

SECTION 7

Conditions to Company's Obligation to Close

The Company's obligation to issue and sell the Shares and the Warrants at the Closing is subject to the fulfillment, on or prior to the Closing Date, of the following conditions, any of which may be waived in whole or in part by the Company:

7.1   *Representations and Warranties*. Except for representations and warranties that are expressly made as of a particular date, the representations and warranties of the Investor in this Agreement shall be true and correct in all material respects as of the date when made and as of the Closing Date as though made at that time.

7.2   *Performance*. The Investor shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by the Investor on or before the Closing.

7.3   *Governmental Approvals and Filings*. The Company shall have obtained all governmental approvals required in connection with the lawful sale and issuance of the Shares and the Warrants.

7.4   *No Litigation*. No action, suit or proceeding before any arbitrator or any governmental authority shall have been commenced, and no investigation by any governmental authority shall have been threatened, against the Company or any of the officers, directors or affiliates of the Company seeking to restrain, prevent or change the transactions contemplated by this Agreement, or seeking damages in connection with such transactions.

7.5   *Transaction Documents*. The Investor shall have duly executed and delivered this Agreement to the Company.

7.6   *Purchase Price*. The Investor shall have delivered the Purchase Price to the Company.

SECTION 8

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Termination

8.1   ***Termination Events***. This Agreement may, by notice given prior to or at the Closing, be terminated, (i) by the mutual consent of the Company and the Investor, (ii) by the Company if any of the conditions in Section 7 has not been satisfied as of the Closing Date or if satisfaction of such a condition is or becomes impossible (other than through the failure of the Company to comply with its obligations under this Agreement) and the Company has not waived such condition on or before the Closing Date; or (iii) by the Investor if any of the conditions in Section 6 has not been satisfied as of the Closing Date or if satisfaction of such a condition is or becomes impossible (other than through the failure of the Investor to comply with its obligations under this Agreement) and the Investor has not waived such condition on or before the Closing Date.

8.2   ***Effect of Termination***. If this Agreement is terminated as provided in Section 8.1 hereof, this Agreement shall become void and of no further force and effect, except with respect to Sections 9.1, 9.3 and 9.8 hereof. Nothing in this Section 8.2 shall be deemed to release the Company or the Investor from any liability for any breach under this Agreement or to impair the rights of the Company and the Investor to compel specific performance by the other party of its obligations under this Agreement.

SECTION 9

Miscellaneous

9.1   ***Fees and Expenses***. Each party shall bear its own fees and expenses related to the transactions contemplated by this Agreement.

9.2   ***Finder's Fees and Commissions***. Each party represents that it neither is nor will be obligated for any finder's fee or commission in connection with this transaction. The Investor agrees to indemnify and to hold harmless the Company from any liability for any commission or compensation in the nature of a finder's or broker's fee arising out of this transaction (and the costs and expenses of defending against such liability or asserted liability) for which each or any Investor of its officers, employees, or representatives is responsible. The Company agrees to indemnify and hold harmless the Investor from any liability for any commission or compensation in the nature of a finder's or broker's fee arising out of this transaction (and the costs and expenses of defending against such liability or asserted liability) for which the Company or any of its officers, employees or representatives is responsible.

9.3   ***Public Announcements***. Neither the Company nor the Investor shall make any public announcement with respect to this Agreement or the transactions contemplated hereby, without the written consent of the other party hereto; provided, however, that the Company shall not be required to obtain such consent if: (i) required by applicable laws, rules or regulations, (ii) required by federal securities law in connection with the registration statement contemplated by the Registration Rights Agreement, or (iii) a governmental entity specifically requests disclosure. In any instance where consent is not required as set forth in this Section 9.3, the Company shall provide the Purchaser with prior notice of such disclosure permitted under this Section.

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9.4   ***Waivers and Amendments***. Any provision of this Agreement may be amended, waived or modified only upon the written consent of the Company and the Investor.

9.5   ***Delays or Omissions***. Except as expressly provided herein, no delay or omission to exercise any right, power or remedy accruing to either party to this Agreement upon any breach or default of the other party under this Agreement shall impair any such right, power or remedy of such non-defaulting party, nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring, nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party to this Agreement, shall be cumulative and not alternative.

9.6   ***Attorneys' Fees***. In the event that any suit or action is instituted to enforce any provisions in this Agreement, the prevailing party in such dispute shall be entitled to recover from the losing party all fees, costs and expenses of enforcing any right of such prevailing party under or with respect to this Agreement, including without limitation, such reasonable fees and expenses of attorneys and accountants, which shall include, without limitation, all fees, costs and expenses of appeals.

9.7   ***Governing Law***. This Agreement and all actions arising out of or in connection with this Agreement shall be governed by and construed in accordance with the laws of the State of Nevada, without regard to the conflicts of law provisions of the State of Nevada or of any other state.

9.8   ***Survival***. The representations, warranties, covenants and agreements made herein shall survive the execution and delivery of this Agreement.

9.9   ***Successors and Assigns***. This Agreement, and any and all rights, duties and obligations hereunder, shall not be assigned, transferred, delegated or sublicensed by either party without the prior written consent of the non-assigning party. Any attempt by either party without such permission to assign, transfer, delegate or sublicense any rights, duties or obligations that arise under this Agreement shall be void. Subject to the foregoing and except as otherwise provided herein, the provisions of this Agreement shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors and administrators of the parties hereto.

9.10   ***No Third Party Beneficiaries***. This Agreement is intended for the benefit of the parties hereto and their respective permitted successors and assigns, and is not for the benefit of, nor may any provision be enforced by, any other Person.

9.11   ***Entire Agreement***. This Agreement constitutes and contain the entire agreement between the Company and the Investor and supersede any and all prior agreements, negotiations, correspondence, understandings and communications among the parties, whether written or oral, respecting the subject matter hereof.

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9.12   *Notices*. Any notices, consents or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered: (i) upon receipt when delivered personally; (ii) upon receipt when sent by facsimile (provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending party); or (iii) one (1) Business Day after timely deposit with a nationally recognized overnight delivery service, in each case properly addressed to the party to receive the same. The addresses and facsimile numbers for such communications shall be:

If to the Company: Searchlight Minerals Corp.
                        2360 West Horizon Ridge Parkway, #100 B
                        Henderson, Nevada 89052
                        Telephone: (702) 939-5247
                        Fax: (702) 451-4939
                        Attn: Martin Oring

With copies to: Baker & Hostetler LLP
                        11601 Wilshire Blvd., Suite 1400
                        Los Angeles, CA 90025
                        Telephone: (310) 820-8800
                        Fax: (310) 820-8859
                        Attn: Jeffrey P. Berg

If to the Investor: Luxor Capital Partners, LP
                        c/o Luxor Capital Group, LP
                        1114 Avenue of the Americas, 29th Floor
                        New York, NY 10036
                        Telephone: (212) 763-8000
                        Fax: (212) 763-8001
                        Attn: Norris Nissim

or at such other address and/or facsimile number and/or to the attention of such other person as the recipient party has specified by written notice given to each other party one (1) Business Day prior to the effectiveness of such change. For purposes of this Agreement, "Business Day" shall mean any day other than a Saturday, Sunday or a day on which banking institutions in Los Angeles, California are authorized or obligated by law or executive order to close.

9.13   *Severability*. If any provision of this Agreement becomes or is declared by a court of competent jurisdiction to be illegal, unenforceable or void, portions of such provision, or such provision in its entirety, to the extent necessary, shall be severed from this Agreement, and such court will replace such illegal, void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the same economic, business and other purposes of the illegal, void or unenforceable provision. The balance of this Agreement shall be enforceable in accordance with its terms.

9.14   *Headings*. The headings contained in this Agreement are for reference purposes only and shall not in any way affect the meaning or interpretation of this Agreement

9.15   ***Further Assurances***. Each party hereto agrees to execute and deliver, by the proper exercise of its corporate, limited liability company, partnership or other powers, all such other and additional instruments and documents and do all such other acts and things as may be necessary to more fully effectuate this Agreement.

9.16   ***Counterparts***.   This Agreement may be executed in two or more identical counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party; provided, however, that a facsimile or pdf (or other electronic reproduction) signature shall be considered due execution and shall be binding upon the signatory thereto with the same force and effect as if the signature were an original, not a facsimile or pdf (or other electronic reproduction) signature.

9.17   ***Construction***. The following rules shall be applied by the parties and all other Persons (including any court or arbitrator) in the determination, evaluation, interpretation and enforcement of the provisions of this Agreement, unless another provision of the Agreement expressly applies another rule: (i) as used herein, (a) "or" means "and/or" and (b) "including" or "include" means "including without limitation"; (ii) the plural includes the singular; (iii) the masculine gender includes the feminine and neuter and vice versa; (iv) references to a law include any rule or regulation issued under the law, any amendment to a law, rule or regulation, any successor law, rule or regulation and all applicable judicial interpretations of any such law, rule or regulation; and (v) the language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party.

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IN WITNESS WHEREOF, the Investor and the Company have executed this Agreement as of the date first written above.

COMPANY:

SEARCHLIGHT MINERALS CORP.
a Nevada corporation



By: _____

Martin B. Oring
Chief Executive Officer

INVESTOR:

Luxor Capital Partners, LP

By: _____

Name:
Title:

Error! No property name supplied.

EXHIBIT A

Warrant

EXHIBIT B

Registration Rights Agreement